UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 14, 2022

KINGSWOOD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39700	85-2432410
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17 Battery Place, Room 625

New York, New York 10004

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 404-7002

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 7.01	Regulation FD Disclosure

Kingswood Acquisition Corp., a Delaware corporation (“we”, “us”, “our”, or the “Company”) has instructed the Transfer Agent to, on or prior to the 24-month anniversary of the effective date of the Company’s initial public offering (“IPO”) registration statement, liquidate the U.S. government treasury obligations or money market funds held in the Company trust account (the “Trust Account”) and thereafter to hold all funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of consummation of our initial business combination or liquidation.

Item 8.01	Other Events

On November 14, 2022, the Company issued a press release announcing that the special meeting originally scheduled for November 15, 2022 (the “Special Meeting”) is being adjourned to November 18, 2022. At the Special Meeting, Company’s stockholders will be asked for approval to further amend the Company’s amended and restated certificate of incorporation (the “Extension Amendment”) to extend the period of time for completing an initial business combination until May 24, 2023. The Extension Amendment would effectively provide for additional six months to complete an initial business combination.

As a result of this change, the Special Meeting will now be held at 10:00 a.m., Eastern Time, on November 18, 2022, exclusively via live webcast at the following address: https://www.cstproxy.com/kingswoodacquisition/ext2022. Also as a result of this change, the date and time by which stockholders seeking to exercise redemption rights must tender their public shares physically or electronically and submit a request in writing that the Company redeem their public shares for cash to the Company’s transfer agent, Continental Stock Transfer & Trust Company (the “Transfer Agent”), is being extended to 5:00 p.m., Eastern Time, on November 16, 2022.

The information included in Item 7.01 of this Current Report on Form 8-K is incorporated by reference into this Item 8.1 of this Current Report on Form 8-K.

About Kingswood Acquisition Corp.

We are a blank check company incorporated under the laws of the State of Delaware on July 27, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or similar business combination with one or more businesses, which we refer to throughout this proxy statement as our initial business combination. While we may pursue our initial business combination target in any stage of its corporate evolution or in any industry or sector, we are focusing our search on companies with favorable growth prospects and attractive returns on invested capital.

Additional Information and Where to Find It

The definitive proxy statement has been mailed to the Company’s stockholders. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, the documents filed by Company with the SEC may be obtained free of charge by contacting Company at Michael Nessim, Chief Executive Officer, Kingswood Acquisition Corp., Email: mnessim@kingswoodus.com, (212) 404-7002.

Participants in the Solicitation

Company and its sponsor, officers and directors may be deemed to be participants in the solicitation of proxies from Company stockholders. Information about Company’s sponsor, officers and directors and their ownership of Company common shares is set forth in the proxy statement for Company’s Special Meeting of Stockholders, which was filed with the SEC on October 25, 2022, and in Company’s Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the SEC on March 31, 2022. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the transaction by reading the preliminary and definitive proxy statements regarding the transaction, which will be filed by Company with the SEC.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Extension Amendment shall not constitute an offer to sell or a solicitation of an offer to buy the securities of the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibits

99.1	Press Release, dated November 14, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kingswood Acquisition Corp.

Dated: November 14, 2022	By:	/s/ Michael Nessim
	Name:	Michael Nessim
	Title:	Chief Executive Officer